SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on October 26, 2020.

By letter dated October 26, 2020, the Company informs that the Shareholders’ Meeting has resolved that (i) the sum of ARS 95,031,214 must be deducted from the earnings for the year, which restated at the date of the Shareholders’ meeting rises to the sum of ARS 102,305,796, in order to integrate the legal reserve, thereby complying with the provisions of art. 70 of the General Law of Companies and the Regulations of the National Securities Commission and (ii) the unallocated results as of 06.30.2020 amount to the negative sum of ARS 2,387,032,790.61, which restated at the date of the Shareholders’ Meeting amount to ARS 2,569,758,719, formed by (a) the adjustment of results from previous years for the amount of ARS 814,138,722.68, which restated at the date of the Shareholders’ Meeting rise to ARS 876,460,553, (b) the negative effect of other changes in the equity of subsidiaries for ARS 60,919,391.76, which restated at the date of the Shareholders’ Meeting rise to ARS 65,582,735, and (c) the effect on unallocated results of the distribution of shares approved by the Shareholders’ Meeting on October 30, 2019 for ARS 1,511,974,676.17, which restated at the date of the Shareholders’ Meeting rise to ARS 1,627,715,430.

Considering the necessity to integrate the legal reserve, there is a remaining balance for the year in the amount of ARS 1,805,593,061.32 that must be used to absorb the adjustment of results from previous years for the sum of ARS 814,138,722.68, the negative effect on other changes in the equity of subsidiaries for ARS 60,919,391.76 and partially the effect on unallocated results of the cost of distribution of treasury shares for ARS 1,511,974,676.17.

Consequently, and considering that the Company can only distribute dividends after losses have been absorbed, the meeting resolved not to distribute dividends.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 26, 2020